Mail Stop 3561

April 03, 2007

Mr. Willis J. Johnson
Chief Executive Officer
Copart, Inc.
4665 Business Center Drive
Fairfield, California 94534

      RE: Copart, Inc.
             Form 10-K for Fiscal Year Ended July 31, 2006
             Form 10-Q for Fiscal Quarter Ended January 31, 2007
             Filed October 31, 2006 and March 12, 2007
             File No. 0-23254

Dear Mr. Johnson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     William Thompson
                     Accounting Branch Chief